January 2012 Free Writing Prospectus Registration Statement No. 333-158385 Dated January 6, 2012 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS
Senior Fixed Rate Step-Up Callable Notes due January 23, 2024
This free writing prospectus relates to a single offering of Senior Fixed Rate Step-Up Callable Notes.  The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. (“HSBC”) with semi-annual coupon payments at a fixed rate that will increase twice over the term of the notes.  HSBC has the right to redeem the notes, in whole or in part, on the redemption dates.  Subject to our redemption right, the amount of interest will accrue during (i) Years 1-5: at 3.50% per annum, (ii) Years 6-10: at 5.00% per annum, and (ii) Years 11-Maturity: at 7.00% per annum payable semi-annually.  All payments on the notes, including the repayment of principal, are subject to the credit risk of HSBC.
PRELIMINARY TERMS
Issuer:	HSBC USA Inc.
Issuer rating:	A+ (S&P), A1 (Moody’s), AA (Fitch). †
Aggregate principal amount:
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	January , 2012
Original issue date:	January 23, 2012 ( business days after the pricing date)
Maturity date:	Expected to be January 23, 2024, or if such day is not a business day, the next succeeding business day
Interest rate:
3.50% per annum, from and including the original issue date to but excluding January 23, 2017;
5.00% per annum, from and including January 23, 2017 to but excluding January 23, 2022; and
7.00% per annum, from and including January 23, 2022 to but excluding the maturity date.

Interest payment period:	Semi-Annually
Interest payment dates:
Each January 23 and July 23, beginning July 23, 2012; provided that if any interest payment date falls on a day that is not a business day (including an interest payment date that is also the maturity date or a redemption date), such interest payment date will be postponed to the immediately succeeding business day and no interest will accrue in respect of such postponement.

Day-count convention:	30/360
Redemption:
The Issuer has the right to redeem these notes, in whole or in part, on the redemption dates and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem some or all of the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

Redemption percentage at redemption dates:	100% per note redeemed
Redemption dates:	January 23, 2017 and January 23, 2022
Specified currency:	U.S. dollars
Indenture and Trustee:
Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying agent:
Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
Denominations:	$1,000 / $1,000
CUSIP:	4042K1VJ9
ISIN:	US4042K1VJ96
Book-entry or certificated note:	Book-entry
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note:	100%	%	%
Total:	$	$	$
(1)
HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of  up to $17.50 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $17.50 for each note they sell.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Investment in the notes involves certain risks.  See “Risk Factors” beginning on page 2 of this free writing prospectus and page S-3 of the prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the notes, or determined that this free writing prospectus or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

† A credit rating reflects the creditworthiness of HSBC USA Inc and is not a recommendation to buy, sell or hold notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Senior Fixed Rate Step-Up Callable Notes due January 23, 2024

The Notes

This free writing prospectus relates to a single offering of Senior Fixed Rate Step-Up Callable Notes.  The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. (“HSBC”) with semi-annual coupon payments at a fixed rate that will increase twice over the term of the notes.  The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  In reviewing the accompanying prospectus supplement, all references to “Reference Asset” therein shall refer to the applicable interest rate. All payments on the notes, including the repayment of principal, are subject to the credit risk of HSBC.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the placement agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The secondary market price, if any, at which HSBC is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors— Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.”

Risk Factors

In addition to the following risks, we urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement.  You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

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The Notes are Subject to the Credit Risk of HSBC USA Inc. The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the notes, including interest payments and any return of principal at maturity or on a redemption date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

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The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of HSBC and, in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the notes.

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The Notes May be Called Prior to the Maturity Date. If the notes are called early, the holding period over which you will receive interest payments could be as little as five years.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following our exercise of the redemption feature.  We may choose to call the notes early or choose not to call the notes early, in our sole discretion.  In addition, it is more likely that we will call the notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

January 2012	Page 2

Senior Fixed Rate Step-Up Callable Notes due January 23, 2024

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The Notes are Not Ordinary Debt Securities; The Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes. Unless general interest rates rise significantly, you may not expect to earn the highest scheduled interest rate because the notes are likely to be redeemed on a redemption date if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should not focus on the highest interest rate, which is only applicable to the last two years of the term of your notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

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Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity. The original issue price of the notes includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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The Notes Lack Liquidity. The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

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Potential Conflicts of Interest May Exist. HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

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Tax Treatment. For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

U.S. Federal Income Tax Considerations

You should carefully consider the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Interest paid on the notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes.  In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of notes.

Event of Default and Acceleration

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine (i) the accelerated payment at maturity due and payable in the same general manner as described in this free writing prospectus and (ii) any accrued but unpaid interest calculated on the basis of a 360-day year consisting of twelve 30-day months.  If any interest payment date falls on a day that is not a business day (including an interest payment date that is also the maturity date or a redemption date), such interest payment date will be postponed to the immediately succeeding business day and no interest will accrue in respect of such postponement.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

January 2012	Page 3

Senior Fixed Rate Step-Up Callable Notes due January 23, 2024

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect that delivery of the notes will be made against payment for the securities on a date which is expected to be more than three business days following the pricing date of the notes.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the pricing date or on or prior to the third business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Smith Barney LLC.  HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of up to $17.50 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $17.50 for each note they sell.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

January 2012	Page 4